Exhibit 99.2

POWELL MAX LIMITED

(incorporated in the British Virgin Islands with limited liability)

(NASDAQ: PMAX)

22/F., Euro Trade Centre,

13-14 Connaught Road Central,

Hong Kong

PROXY FOR THE SHAREHOLDERS MEETING
To Be Held at 9:00 a.m. Hong Kong Time on January 19, 2026
(Record Date — January 8, 2026)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints WONG Tsz Kin, as proxy of the undersigned, with full power to appoint her substitute, and hereby authorizes her to represent and to vote all the shares of POWELL MAX LIMITED, which the undersigned is entitled to vote, as specified below on this card, at the Shareholders Meeting of POWELL MAX LIMITED on January 19, 2026, at 9:00 a.m., Hong Kong Time, at 22/F, Euro Trade Centre, 13-14 Connaught Road Central, Hong Kong and at any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS. This proxy authorizes the above designated proxy to vote in his discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR”
EACH PROPOSAL SET FORTH BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK

PROPOSAL NO. 1: the (a) reclassification of the issued shares of the Company be divided into three classes: (i) Class A Ordinary Shares; (ii) Class B Ordinary Shares and (iii) Class C Ordinary Shares; (b) increase of the Company’s authorized shares from up to a maximum of 12,500,000 ordinary shares of a single class with a par value of US$0.0008 each comprising (i) 12,250,000 Class A Ordinary Shares with a par value of US$0.0008 each; and (ii) 250,000 Class B Ordinary Shares with a par value US$0.0008 each to up to a maximum of 550,250,000 ordinary shares with a par value of US$0.0008 each comprising (i) 500,000,000 Class A Ordinary Shares with a par value of US$0.0008 each; (ii) 250,000 Class B Ordinary Shares with a par value US$0.0008 each; and (iii) 50,000,000 Class C Ordinary Shares with a par value of US$0.0008 each; (c) amendment to the memorandum of association of the Company by deleting existing Clause 5.1 and Clause 5.3 in their entirety and replacing them with the new Clause 5.1 and Clause 5.3; (d) amendment to the memorandum and articles of association of the Company by deleting existing clause 6 in its entirety and replacing it with the new clause 6; (e) adoption of the Fourth Amended and Restated Memorandum and Articles of Association in substitution for and to the exclusion of the current third amended and restated memorandum and articles of association of the Company with immediate effect after the close of the meeting of the Shareholders; (f) general authorization to the directors jointly and severally to do all acts and things considered by him/her to be necessary or desirable in connection with the foregoing; and (g) authorization to the directors to issue and manage the conversion of up to 50,000,000 Class C shares, use the proceeds for purposes like share repurchases, and execute all necessary actions related to the foregoing resolutions.

For	Against	Abstain
☐	☐	☐

Please indicate if you intend to attend this meeting    ☐ YES            ☐ NO

This Proxy is solicited on behalf of the management of POWELL MAX LIMITED

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to ir@janfp.com

TO VOTE BY MAIL: Please sign, date and mail to:

Investor Relation Team

POWELL MAX LIMITED

22/F, Euro Trade Centre, 13-14 Connaught Road Central, Hong Kong

Signature of Shareholder:	Account Number (if any):
Date:	Stock Certificate Number(s):
No. of Shares Entitled to Vote:

IMPORTANT:

The description of each resolution herein is by way of summary only. Full text of the relevant resolutions are set out in the notice of the meeting.

Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.